James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Chairman, USA), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Dean Seavers (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Jack Truong (USA) Company number: 485719 ARBN: 097 829 895 9 August 2021 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 5 August 2021. Regards Joseph C. Blasko General Counsel & Company Secretary This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko. Exhibit 99.9

AustralianSuper

James Hardie Industries PLC
Group Company Secretary
Second Floor, Europa House
Harcourt Centre
Harcourt Street
Dublin 2, D02 WR20 Ireland

05 August 2021

Dear Sir/Madam

Re: Disclosure of holding below 7% threshold

AustralianSuper Pty Ltd ("AustralianSuper") has a relevant share capital holding (as defined in Section 1047 of the Companies Act 2014) in James Hardie Industries PLC which requires disclosure under Section 1048 and/or Section 1050 of the Companies Act 2014, further particulars of which are set out below.

As at 28 July 2021, there was an aggregated interest in James Hardie Industries PLC Chess Depository Interests of 6.99% ordinary share capital. This was based on 31,061,184 shares held and a total of 444,368,782 class shares outstanding - no delta adjustment.

A previous announcement of 6.99% interest in relevant share capital based on a total of 446,395,895 total voting shares - no delta adjustment was disclosed on 29 July 2021 for value date 23 July 2021.

Yours faithfully

Janine Cooper
Senior Manager, Investment Compliance

nature and does not take into account your personal objectives, situation or about AustralianSuper, consider your financial requirements and refer to the
PDS). AustralianSuper Pty Ltd ABN 94 006 457 987 AFSL 233788, Trustee
394 898. Industry SuperFund logo used with permission of Industry Fund not been withdrawn at the date of publication.

Level 33
50 Lonsdale Street
Melbourne VIC 3000
Australia

T 03 8648 3900
F 03 8648 3999
www.australiansuper.com

10089 09/11

2 The Registered holder of all shares is: JP Morgan Nominees Australia Limited 85 Castlereagh Street, Sydney NSW 2000 Date Number of CDIs % held 28/07/2021 31,061,184 6.99%